

March 8, 2012

Via E-mail
Glenn S. Lyon
Chief Executive Officer
The Finish Line, Inc.
3308 N. Mitthoeffer Road
Indianapolis, Indiana 46235

> **Re: The Finish Line, Inc.**
> **Form 10-K for Fiscal Year Ended February 26, 2011**
> **Filed May 6, 2011**
> **Response dated February 29, 2012**
> **File No. 000-20184**

Dear Mr. Lyon:

We have reviewed your filing and response and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Notes to Consolidated Financial Statements, page 38

1. Significant Accounting Policies, page 38

Nature of Operations, page 38

1.   We note your response to comment one of our letter dated February 16, 2012. Provide us draft disclosure to be included in future filings that discusses the factors used to identify your reportable segment, including the basis of organization pursuant to ASC 280-10-50-21.

You may contact Steve Lo, Staff Accountant at 202-551-3394 or Melissa N. Rocha, Accounting Branch Chief at 202-551-3854 if you have questions regarding these comments and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining